EXHIBIT A
                                                                       ---------

                                                           FOR IMMEDIATE RELEASE

                                               Rio de Janeiro, November 06, 2006
================================================================================
                               [GRAPHIC OMITTED]
================================================================================

--------------------------------------     -------------------------------------
| CSN is a leading global steel       |   | CSN's process is based on the      |
| producer with operations in Latin | | integrated steelworks concept that | | America, North America, and Europe. | | uses the Company's own sources of |
| The Company is a fully integrated   |   | iron ore, limestone and dolomite.  |
| steel producer, the largest coated  |   | Besides its captive mines, CSN     |
| steel producer in Brazil, with | | controls logistics assets -- ports | | current capacity of 5.6 million tons| | and railways -- which enable an | | of crude steel, 5.1 million tons of | | extremely cost efficient operation.|
| rolled products and 2.9 million tons|   | This concept allows CSN to         |
| of coated steel capacity. Over 50%  |   | continueously capture important    |
| of CSN's steel products are high    |   | levels of sinergies, thus assuring |
| value added ones. CSN is also the   |   | its position as one of the most    |
| sole tin-plate producer in Brazil   |   | cost competitive steel producers   |
| and the fifth largest producer of   |   | in the world.                      |
| tin plate in the world.             |   |                                    |
--------------------------------------     -------------------------------------



       CSN ENHANCES EXISTING PROPOSAL TO WHEELING-PITTSBURGH SHAREHOLDERS; WHEELING-PITTSBURGH BOARD ENDORSES ENHANCEMENT AS BEST CURRENT ALTERNATIVE

SAO PAOLO, BRAZIL/WHEELING, WV (USA), November 6, 2006 -Companhia Siderurgica Nacional (CSN) (NYSE: SID) and Wheeling-Pittsburgh Corporation (NASDAQ: WPSC) today announced that CSN has offered Wheeling-Pittsburgh an enhancement to its existing agreement with Wheeling-Pittsburgh. The board of Wheeling Pittsburgh Corporation has received and endorsed the new proposal as the best alternative currently available to the Company and its shareholders.
Under the Agreement and Plan of Merger previously announced on October 24, 2006, the parties agreed to a merger of Wheeling-Pittsburgh with a subsidiary of CSN, as a result of which the Wheeling-Pittsburgh shareholders would receive 50.5% of the combined entity and CSN would own the remaining 49.5%. The combined entity would be known as Wheeling-Pittsburgh Corporation. CSN also agreed to contribute $225 million in cash through the issuance by the combined company of a convertible debt security.

Under the enhanced proposal, for each share of Wheeling-Pittsburgh Corporation, shareholders will have the choice of electing to receive either i) a share of common stock in the new combined company ("A Share"); ii) a Depositary Share that requires CSN to pay $30 per share in cash four years after the merger ("B Share"); or iii) a combination of A and B Shares. Each B share will represent the same class of common stock as the A Share that is deposited with a depositary and will be subject to a mandatory purchase by CSN for $30 per share on the 4th anniversary of the merger. The total number of B Shares will be limited to 50% of the total of A and B Shares issued in the merger. The B shares will be listed for trading on a North American Stock Exchange. CSN and the Company are in discussions to finalize the enhancement, subject to an amendment of the existing definitive agreements.

Under the terms of the agreement already announced, CSN will contribute its modern steel processing facility in Terre Haute, Indiana with current annual pickled and oiled, cold rolled and galvanized products of 1 million tons, provide Wheeling-Pittsburgh exclusive U.S. and Canadian distribution rights for CSN's flat-rolled steel products and commit to a ten-year slab supply agreement, which will provide a long-term, guaranteed supply of high-quality slabs on favorable payment terms.

CSN will also contribute $225 million in cash through the issuance by the combined company of a convertible debt security that, with the consent of the United Steelworkers, can be converted into equity in three years. Of the $225 million, approximately $150 million will be used for transformative capital improvements - $75 million to build a new energy-efficient furnace that would increase Wheeling-Pittsburgh's hot strip mill capacity to 4 million tons, and the balance to add a second galvanizing line at Terre Haute. The remaining $75 million will be used to enhance the combined company's liquidity position. CSN and WPC expect to file a preliminary joint proxy statement and prospectus regarding the CSN transaction with the SEC as soon as possible.

WPC's Annual Meeting of Shareholders to elect its Board of Directors is scheduled for November 17, 2006 at the White Palace in Wheeling, WV. In addition, the Company expects to hold a Special Meeting of Stockholders in January 2007 to vote on the proposed transaction with CSN.

================================================================================
                               [GRAPHIC OMITTED]
================================================================================



ABOUT WHEELING-PITTSBURGH
-------------------------

Wheeling-Pittsburgh was organized as a Delaware corporation on June 27, 1920 under the name Wheeling Steel Corporation. Its headquarters is located in Wheeling, WV, with major production facilities in the Upper Ohio and Monongahela valleys. Wheeling-Pittsburgh is a holding company that, together with its several subsidiaries and joint ventures, produces steel and steel products using both integrated and electric arc furnace technology. The Company has slab making production capacity of 2.8 million short tons and hot rolling capacity of 3.4 million short tons. Approximately 65 percent of its sales are comprised of high value-added products.

ABOUT COMPANHIA SIDERURGICA NACIONAL
------------------------------------

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. CSN is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 21.5 million tons of iron ore, 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity.

CSN's process is based on the integrated steelworks concept that uses the Company's own sources of iron ore. Besides the iron ore mine, CSN controls logistics assets -- ports and railways -- that enable an extremely cost efficient and reliable loading and unloading of slabs and ore for deep sea vessels. This integrated steelworks concept allows CSN to be one of the most cost competitive steel producers in the world. CSN has has operations in the United States since 2001 through its wholly owned subsidiary Companhia Siderurgica Nacional, LLC (formerly known as Heartland Steel) located at Terre Haute, Indiana. Companhia Siderurgica Nacional LLC has an annual production capacity of 1 million tons of pickled and oiled, cold rolled and galvanized products. CSN shares are traded on the Sao Paolo (BOVESPA) and New York (NYSE) stock exchanges.


CONTACTS:

For CSN:
Jose Marcos Treiger (Investors)
+55-11-3049-7511

For Wheeling-Pittsburgh Corporation
Dennis Halpin (Investors)
304-234-2421

                                     # # #

FORWARD LOOKING STATEMENTS CAUTIONARY LANGUAGE

The information contained in this news release and the investor presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings Corp. and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings Corp. and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings Corp. and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.



================================================================================
                               [GRAPHIC OMITTED]
================================================================================